[HOLOGIC LETTERHEAD]

August 20, 2007

VIA FACSIMILE AND EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Mail Stop 6010

RE:	Hologic, Inc.

Registration Statement on Form S-4

Filed June 29, 2007

File No. 333-144238

Ladies and Gentlemen:

Set forth below are the responses of Hologic, Inc. (the “Company” or “Hologic”) to the comments of the staff of the Securities and Exchange Commission (the “SEC”) contained in a letter (the “Comment Letter”) from the SEC dated July 25, 2007 relating to the Company’s Registration Statement on Form S-4, filed with the SEC on June 29, 2007 (“Form S-4”). The numbered paragraphs below refer to the numbered paragraphs in the Comment Letter. For convenience, each of the Company’s responses is preceded by the text of the comment from the Comment Letter.

General

1. SEC Comment: Please update the financial statements to comply with Rule 3-12 of Regulation S-X. Note we may have additional comments after reviewing your updated pro forma financial statements.

Company Response: The financial statements in Amendment No. 1 to Form S-4 have been updated to comply with Rule 3-12 of Regulation S-X.

2. SEC Comment: Please include currently dated and signed consents from your independent auditors with any amendment filed.

Company Response: Currently dated and signed consents from the independent auditors have been included as exhibits to Amendment No. 1 to Form S-4.

Accounting Treatment, page 104

3. SEC Comment: Please tell us about your analysis that Hologic is the accounting acquirer of Cytyc. In your response please refer to each of the items outlined in paragraph 17 of SFAS 141.

Company Response: In connection with our analysis undertaken prior to executing the Merger Agreement, we evaluated the various accounting considerations with respect to the facts and circumstances contained in the Merger Agreement and other relevant factors in our determination of the accounting acquirer and our conclusions are presented herein. We understand that this analysis needs to be updated before the closing of the merger; however, we do not expect any material change to the relevant factual information.

Our determination of the accounting acquirer was based upon paragraph 17 of Statement of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS (“SFAS 141”), which provides guidance for determining the accounting acquirer in a business combination when equity interests are exchanged between two entities.

The following analysis presents the criteria outlined in Paragraph 17 of SFAS 141 and the applicable facts and circumstances in the Hologic and Cytyc transaction:

17.	In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

a.	The relative voting rights in the combined entity after the combination—all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Hologic will issue approximately 65.1 million shares of Hologic common stock to Cytyc stockholders in the merger based on the number of shares of Cytyc common stock outstanding on June 30, 2007, assuming conversion of all of Cytyc’s 2.25% Senior Convertible Notes due 2024. At the completion of the merger, it is expected that there will be outstanding approximately 119.1 million outstanding shares of common stock of the combined company. The shares of Hologic common stock issued to former Cytyc stockholders in the merger will represent approximately 55% of the outstanding common stock of the combined company immediately after the merger. Shares of Hologic common stock held by current Hologic stockholders will represent approximately 45% of the outstanding common stock of the combined company immediately after the merger.

We have concluded that this criterion favors Cytyc as the accounting acquirer. However, we also believe that mitigating factors exist relating to this criterion. We believe the widely held nature of the public ownership and the director arrangement both mitigate the criterion. The structure of the board of directors of the combined entity described in criteria c. below will be in place until immediately prior to Hologic’s annual meeting of stockholders to be held in 2009. As the merged company will be a publicly traded company that is widely held, we believe that the relative percentage voting rights attributable to pre-merger Hologic and Cytyc stockholders would likely change before Hologic’s annual meeting of stockholders in 2009 when the relative voting rights could have any significance on the control of the merged company.

b.	The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest—all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

Based upon the holdings reported in the most recent Schedule 13 filings with the Securities Exchange Commission (“SEC”), we expect that the combined company’s largest stockholder will be FMR Corp. (the parent company for the Fidelity mutual funds) with approximately 6.5% of the outstanding common shares. FMR is currently a Hologic and Cytyc stockholder. Based upon these reports, we also expect that only one other stockholder will hold more than 5% of the combined company’s common shares (Wellington Management Co. with 5.7%). Wellington Management Co. is also currently a Hologic and Cytyc stockholder. Given the structure of the board of directors of the combined entity, FMR Corp. and Wellington Management Co. are not expected to be able to exert significant influence over the combined entity, and neither has indicated any intention of influencing control of Hologic, Cytyc or the combined company in their public filings with the SEC.

Neither Hologic nor Cytyc have a history of stockholders voting their shares in a voting block or acting in concert to exert significant influence over the operating or financial policies of the companies.

SFAS 141 does not provide further guidance on what constitutes a “large minority voting interest” for purposes of applying this criterion. We believe the intention of this criterion is that there may be a large stockholder following a business combination that is able to influence the operating and financial policies of the combined company.

We have concluded that this criterion is neutral in determining the accounting acquirer.

c.	The composition of the governing body of the combined entity—all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

Upon the consummation of the transaction, the board of directors of the combined entity will consist of 11 directors and will be comprised of six directors nominated by Hologic and five directors nominated by Cytyc, and a majority of the committee members as well as the chairman of the audit, nominating and corporate governance and corporate development committees will be Hologic-nominated directors. The audit, nominating and corporate governance and corporate development committees will each consist of an odd number of directors, consisting of one more continuing Hologic director than continuing Cytyc directors, and the chairman of each of these committees will be a continuing Hologic director. The compensation committee will consist of an even number of directors, consisting of an equal number of continuing Cytyc directors and continuing Hologic directors, and the chairman of the compensation committee will be a continuing Cytyc director.

From the effective time of the merger until immediately prior to Hologic’s annual meeting of stockholders to be held in 2009, vacancies on the board of directors of Hologic will be filled as follows: (i) all vacancies created by the cessation of service of a continuing Hologic director who is an independent director will be filled by a nominee proposed to the nominating and corporate governance committee by a majority of the remaining continuing Hologic directors, (ii) all vacancies created by the cessation of service of a continuing Cytyc director who is an independent director will be filled by a nominee proposed to the nominating and corporate governance committee by a majority of the remaining continuing Cytyc directors, and (iii) all remaining vacancies will be filled by a nominee proposed and selected by the nominating and corporate governance committee. As described above, the nominating and corporate governance committee will be controlled by continuing Hologic directors.

A continuing director is defined as a Hologic or Cytyc designated director at the time of the merger or a director appointed by Hologic or Cytyc directors prior to Hologic’s 2009 annual meeting of stockholders. Any changes to the bylaw provisions regarding the board or committee split prior to Hologic’s 2009 annual meeting of stockholders will require the affirmative vote of at least 75% of the full board of directors.

We have concluded that this criterion indicates that Hologic is the accounting acquirer.

d.	The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

At the effective time of the merger, it is contemplated that the chief executive officer, president, chief financial officer, chief information officer and senior vice president of human resources of the combined entity will be executives who were Hologic executives prior to the combination. The chief executive officer will report to the board of directors and will determine the composition of senior management of the combined entity. All other executive officers will report only to the chief executive officer. Patrick J. Sullivan, current president and chief executive officer of Cytyc, will be appointed as the chairman of the board of Hologic at the effective time of the merger.

We have concluded that this criterion indicates that Hologic is the accounting acquirer.

e.	The terms of the exchange of equity securities—all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

Upon the effective time of the merger, each share of Cytyc common stock will be converted into the right to receive 0.52 shares of Hologic common stock and $16.50 in cash. Based on the closing price of Hologic common shares, the exchange ratio of 0.52 shares of Hologic common stock for each share of Cytyc common stock, and the cash consideration of $16.50 per share of Cytyc common stock, the implied value of the merger consideration as of May 18, 2007 (the date preceding the announcement of the merger) was $46.46 per share of Cytyc common stock, which represented a premium of 32.5% over the closing price per share of Cytyc common stock on May 18, 2007.

We have concluded that this criterion indicates that Hologic is the accounting acquirer.

OTHER QUALITATIVE FACTORS

Though not specifically outlined in SFAS 141, other qualitative factors were considered in order to assess the reasonableness of our conclusions reached upon assessing the elements specifically outlined in paragraph 17 of SFAS 141.

We believe the following considerations favor Hologic as the accounting acquirer:

•	Hologic is the issuer of securities and is the surviving registrant.

•	The cash portion of the purchase price to be paid by Hologic to Cytyc stockholders will be approximately $2.07 billion and will represent approximately 36% of the total purchase price.

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The merged company will retain Hologic, Inc. as its name and its headquarters will remain at the current headquarters of Hologic at 35 Crosby Drive, Bedford, Massachusetts. Hologic’s headquarter offices will provide corporate-wide functions.

•	Cytyc’s corporate convertible debt will become convertible into a combination of Hologic common stock and cash.

We believe the following consideration is neutral in determining the accounting acquirer:

•	Hologic and Cytyc are approximately the same size as measured by revenues, assets and number of employees.

CONCLUSION

Based on our analysis of the facts and circumstances in the Hologic-Cytyc transaction and the criteria in paragraph 17 of SFAS 141, we have concluded that Hologic is the accounting acquirer in the transaction. As noted in the analysis, three of the five criteria indicate that Hologic is the accounting acquirer, one of the five criteria favors that Cytyc is the accounting acquirer and one criterion is neutral and does not factor into the decision of the accounting acquirer.

In reaching our conclusion we considered the fact that neither SFAS 141 nor the guidance in SFAS 141 indicate that any single criteria is more indicative of which entity is the accounting acquirer than any other criteria. As such, we have concluded that the facts and circumstances in this transaction overwhelmingly indicate that Hologic is the accounting acquirer in the transaction.

Hologic has discussed this matter with its Audit Committee and they agree with the conclusion reached herein. In addition, Hologic has consulted with its Independent Registered Public Accounting Firm, Ernst & Young LLP, including Ernst & Young’s national offices, and they concur with the conclusions reached herein.

In response to the Staff’s comment, we have expanded the disclosure relating to the accounting treatment of the transaction under “Accounting Treatment” on page 105 and in Note 1 in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements on page 181 in Amendment No. 1 to Form S-4.

Unaudited Pro Forma Condensed Combined Financial Information, page 174

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 180

Note 2. Purchase Price 181

4. SEC Comment: We note that you have determined the estimated fair value of outstanding Cytyc stock options to be exchanged for Hologic stock options to be $320,100. Please tell us how you determined the fair value of the stock options, including any assumptions used in making your determination. Please revise this note and adjustment (G) based on our comment.

Company Response: Hologic has determined that Statement of Financial Accounting Standards (“SFAS”) Statement No. 123(R), Share-Based Payment (“SFAS 123(R)) provides no specific guidance on the accounting for employee stock options or unvested stock awards exchanged for acquired company awards in a purchase business combination. SFAS Statement No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation provided limited guidance on this topic, indicating that such an exchange should be accounted for as a “modification”. Accordingly, we have accounted for the exchange of employee stock options or other employee stock awards in this business combination as follows.

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The fair value of awards has been allocated between the vested and unvested portions of the award. The fair value of vested awards (which, as required by Issue 13 of the Emerging Issues Task Force Issue No. 00-23 Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, must be measured on the date specified in EITF Issue No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”), has been recognized as purchase price. The fair value of the unvested portion (measured on the consummation date, as specified in Issue 13 of EITF Issue No. 00-23) will be deducted from the purchase price and will be recognized as compensation cost as that portion vests.

The fair value of the converted Cytyc (vested and unvested) stock options have been calculated under SFAS 123(R) using the Cox-Ross-Rubinstein Binomial Option-Pricing Model with the following assumptions.

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Expected Life – We determined an expected life for each outstanding Cytyc award based upon the “in-the-money” level (stock price as of the valuation date divided by strike price) and current option life to date of each converted award. We used actual historical exercise behavior (dating back to 1996) of Cytyc employees in order to develop the estimated future behavior of the same employees after the transaction, which we believe to be the best measure. These factors resulted in a weighted average expected life of options being converted of 2.20 years.

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Expected Volatility – 33.66% - SFAS 123(R) does not prescribe a method to estimate expected volatility, but does describe in paragraph A32 of such statement, certain factors to consider in estimating expected volatility, which include historical realized volatility and implied volatility. We have considered all relevant available data when estimating expected volatility and determined the expected volatility based upon the simple average of historical volatilities and the implied volatilities for both Hologic and Cytyc. Further, we have weighted the volatility calculation such that a 38.25% weight is applied for Hologic and 61.75% for Cytyc based on their respective market capitalizations at the date of conversion. We have applied an equal weight for both implied volatility and the historical volatility as both estimates provide a basis for calculating future expected volatility. The weighting is different than Hologic’s determination of expected volatility of its awards granted prior to the merger. However, given the change in the company, as well as the terms and conditions of the new awards, we believe this estimate provides a more reasonable estimate of expected volatility.

The following formula illustrates the calculation of expected volatility.

38.25%	×	(41.06% + 36.20%	)	+ 61.75% ×	(31.08% + 30.09%	)	= 33.66%
		2			2

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Dividend Yield – Currently, Hologic does not issue a dividend under its dividend policy and has no plans to amend this policy in the foreseeable future. Therefore, we have applied a dividend yield of 0.00%.

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Risk-Free-Interest Rate – The risk-free interest rate was determined based on the expected life for each individual converted award. We have linearly interpolated the Zero Coupon Treasury interest rates[1] as of June 29, 2007. The table below formed the basis for this calculation. The weighted average risk-free interest rate was 4.91%.

Treasury Interest Rates

June 29, 2007

1-month	4.28%
3-month	4.82%
6-month	4.93%
1-year	4.91%
2-year	4.87%
3-year	4.89%
5-year	4.92%
7-year	4.96%
10-year	5.03%

In response to the Staff’s comment, we have revised the disclosure under adjustment (G) of Note 4 in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements to disclose how we determined the fair value of the stock options, including assumptions we used in making our determination. See page 187 of Amendment No. 1 to Form S-4.

5. SEC Comment: We also noted that you assumed conversion of Cytyc’s outstanding $250,000 2.25% Senior Convertible Notes due 2024. Please tell us and disclose why you assumed conversion of the convertible notes.

Company Response: Pursuant to an Indenture dated as of March 22, 2004 between Cytyc and U.S. Bank Trust National Association, as trustee (the “Indenture”), holders of Cytyc’s outstanding 2.25% Senior Convertible Notes due 2024 (the “Convertible Notes”) issued under the Indenture are currently entitled to convert each $1,000 principal amount of Convertible Notes into 33.7041 shares of Cytyc common stock (a conversion price of approximately $29.67 per share). Upon completion of the merger between Hologic and Cytyc, holders of the Convertible Notes who do not convert into Cytyc common stock prior to completion of the merger will continue to hold the Convertible Notes, and such Convertible Notes will become convertible into the amount of Hologic common stock and cash that such holder would have received upon completion of the merger assuming the holder converted immediately prior to the completion of the merger. The Indenture further provides that at any time on or after March 20, 2009 and prior to maturity, the Convertible Notes may be redeemed by Cytyc at a cash redemption price equal to 100% of the principal amount of the Convertible Notes being redeemed, plus accrued and unpaid interest.

Based on the fixed merger consideration of 0.52 shares of Hologic common stock and $16.50 in cash for each share of Cytyc common stock, the holders of Convertible Notes will be entitled to convert each $1,000 principal amount of the Convertible Notes into 17 shares of Hologic common stock (33.7041 shares of Cytyc common stock x 0.52 shares of Hologic common stock) together with cash in lieu of any

[1]	http://www.federalreserve.gov/releases/H15/20070219/

fractional shares, plus $556.12 in cash (33.7041 shares of Cytyc common stock multiplied by $16.50 in cash per share). Based upon the closing price of Hologic’s common stock on June 30, 2007, this would result in total consideration of $1,525.49, consisting of $940.27 of Hologic Common Stock together with $29.10 in cash in lieu of any fractional shares (in each case assuming a closing sale price of Hologic Common Stock on the last trading day immediately preceding the conversion date of $55.31), plus $556.12 of cash for each $1,000 principal amount of the Convertible Notes. If, on the other hand, the holders of the Convertible Notes elect to defer conversion of their Convertible Notes, the present value of the $556.12 cash portion of the merger consideration will be diminished, because following the merger that amount will remain fixed without any increase to reflect the time value of money. While the holders of the Convertible Notes will continue to receive 2.25% interest on the outstanding principal amount of their Convertible Notes as well as any future appreciation, if any, of the underlying Hologic common stock (this value, however, is limited as a result of the redemption rights commencing March 20, 2009), we believe that the present value of such benefits will be less than the total consideration such holders would receive upon conversion of the Convertible Notes immediately prior to the completion of the merger. As a result, we concluded, after discussions with our financial advisors, that it was likely that most, if not all, of the Convertible Notes would be converted on or about the effective time of the merger and prepared our pro forma financial information based on that assumption. We note that we do not believe that failure of the Convertible Notes to convert would have a material impact on the transaction or the combined company, particularly given the redemption rights will commence within 18 months following completion of the merger.

In response to the Staff’s comment, we have revised the disclosure under Note 2(a) in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements to include a discussion regarding the assumed conversion of Cytyc’s Convertible Notes. See page 182 of Amendment No. 1 to Form S-4.

6. SEC Comment: We note that the excess of the purchase price over the net assets acquired in the acquisition will result in goodwill of approximately $3.8 billion, or approximately 62% of the purchase price. Please tell us and revise your discussion to include a discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

The combined company expects to realize many significant synergistic and strategic benefits from the merger. Among the many factors contributing to a purchase price in excess of the identifiable tangible and intangible assets were the following:

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The combined company’s complementary products and technologies position the company to provide a comprehensive product portfolio that addresses many screening and treatment needs specifically for women. In addition, Hologic believes that the combined company, as a focused women’s health care provider, has unique opportunities to generate revenues and profits through its ability to leverage Cytyc’s OB/GYN and breast surgeon sales channel to cross-sell Hologic’s existing and new products, expand both companies geographic reach, and enhance both companies brand presence through the creation of a leading women’s healthcare company.

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The cash flows used to determine the purchase price included strategic and synergistic benefits (investment value) specific to us. Since the fair value of assets assumes market participant synergies, only, that investment value is included in goodwill.

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The combined company will have a comprehensive sales and service organization exclusively focused on women’s health in the diagnostic and medical technology industry in the U.S., which is expected to significantly increase combined presence in hospitals, private practices and healthcare organizations.

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The combined company’s integrated product offering and broader channel coverage should provide significant cross-selling opportunities across the organization, with increasing penetration of key customer segments, such as OB/GYNs and breast cancer treatment specialists.

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The significantly greater scale and scope of the combined operations is expected to create a strong platform for further expanding operations through product development and complementary strategic transactions.

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The premium to Cytyc stockholders of approximately 32.5% based on closing prices of each company as of May 18, 2007, and reflects, in part, a going-concern element of the purchase price that represents our ability to earn a higher rate of return on a group of assets than would be expected on the separate assets as determined during the valuation process. The purchase price contemplates the combined company developing new customers and bringing new technologies and products to market for many years beyond the remaining useful life of currently marketed products.

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The acquisition is expected to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Nearly one-third of the estimated transaction goodwill is related to the generation of a deferred tax liability in this regard.

As part of due diligence activities, Hologic and its advisors conducted thorough reviews of all significant contracts, business relationships and intellectual property records. In considering paragraphs 39 and A14 of SFAS No. 141, Hologic determined that it had identified all of the intangible assets that arose from contractual or legal rights, as well as those that arose outside of contractual or legal rights, but could be separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. Also, Hologic considered the disclosure requirements under paragraph 51(b) of SFAS No. 141, and disclosed in its S-4 filing the reasons for the merger under “The Merger - Hologic Reasons for the Merger” on page 54 of Amendment No. 1 to Form S-4.

In response to the Staff’s comment, we have added a new Note 3 to the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements to include a discussion the factors that contributed to the allocation of goodwill. See Note 3 commencing on page 183 of Amendment No. 1 to Form S-4.

7. SEC Comment: We noted your estimate that approximately $283 million of the purchase price represents purchased in-process technology. Please revise the filing to describe the nature and timing of the remaining efforts and related cash requirements necessary to develop the incomplete technology into a commercially viable product. Describe the potential effects on results of operations and financial position if the technology is not successful and timely completed. Describe the current status of the project(s).

Company Response: In response to the Staff’s comment, we have added a new Note 3 to the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements to describe the nature and timing of the remaining efforts and related cash requirements necessary to develop Cytyc’s incomplete technology into commercially viable products. We have also added disclosure to describe the current status of the projects and the potential effects on our results of operations if the technologies are not successful or timely completed. See Note 3 commencing on page 183 of Amendment No. 1 to Form S-4.

Note 3. Pro Forma Adjustments, page 181

8. SEC Comment: Reference is made to adjustment (D). We note that you have allocated $2.8 billion of the purchase price to intangible assets that you have disclosed only as existing technology and marketing based intangibles. In this regard, tell us and revise to disclose the following about these intangible assets:

•	the nature of the intangible assets you have acquired;

•	how you determined the estimated value assigned;

•	your basis for assigning an average life of fifteen years to the intangible assets;

•	your calculation of amortization of $81,073 and $30,947 included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended September 30, 2006.

Please be sufficiently detailed in your response. We may have further comments after receipt of your response.

Cytyc’s existing technology and marketing based intangible assets relate to its currently marketed products which include the following:

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The ThinPrep System is used for cervical cancer screening. The ThinPrep System consists of any one or more of the following - the ThinPrep 2000 Processor, ThinPrep 3000 Processor, ThinPrep Imaging System, and related reagents, filters and other supplies, such as the ThinPrep Pap Test and Cytyc’s proprietary ThinPrep PreservCyt Solution. The ThinPrep Pap test was introduced in 1996.

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The Fetal Fibronectin Test utilizes a single-use, disposable cassette and is analyzed on Cytyc’s patented instrument, the TLiIQ System. This test is approved by the Food and Drug Administration, or FDA, for broad use in assessing the risk of preterm birth and is branded as FullTerm, The Fetal Fibronectin Test. FullTerm is designed to objectively determine a woman’s risk of preterm birth by detecting the presence of a specific protein, fetal fibronectin, in vaginal secretions during pregnancy. The single-use disposable FullTerm was introduced in 1999 and the second-generation TLiIQ System in 2001.

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The NovaSure System allows physicians to treat women suffering from excessive menstrual bleeding in a minimally invasive manner to eliminate or reduce their bleeding. The FDA granted pre-market approval in September 2001 for the NovaSure System to treat excessive menstrual bleeding due to benign causes in women for whom childbearing is complete. The NovaSure System was commercially launched in the United States in early 2002.

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The MammoSite Radiation Therapy System is a single-use device for the treatment of early-stage breast cancer, which incorporates a patented balloon catheter that positions a therapeutic radiation source directly into the surgical cavity created after removal of a tumor from the breast. The MammoSite System positions the radiation source directly within the post-surgical cavity, delivering optimally dosed radiation to the tissue that is at the highest risk for cancer recurrence while minimizing radiation exposure to adjacent healthy tissue. The device allows for radiation treatment to be completed within five days as compared to six to seven weeks for traditional radiation therapy. The Mammosite System was introduced in May 2002.

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The GliaSite System provides a full course of post-surgical radiation therapy using Iotrex, a proprietary, liquid radiation source for which Cytyc has an exclusive license. In clinical trials, the GliaSite System has demonstrated equivalent, median survival time, preservation of cognitive function and quality of life compared to external beam whole brain irradiation. The GliaSite System allows for radiation treatment to be completed within three to six days and often as an outpatient therapy. The GliaSite system was introduced in April 2001.

Cytyc’s existing technology relates to patents, patent applications and know-how with respect to the technologies embedded in the currently marketed products described above. Cytyc holds 120 issued United States patents, 190 pending United States patent applications, and corresponding foreign patents or patent applications relating to various aspects of Cytyc’s products. In determining the allocation of the purchase price to existing technology, we only considered patent and patent applications that relate to products that have been approved by the FDA.

The marketing based intangible assets relate to customer relationships with OB/GYNS, breast surgeons and other physicians as well as distributor networks and product brand names.

We used the income approach to value the existing technology and marketing based intangibles. This approach is specifically identified in the American Institute of Certified Public Accountant’s Practice Aid titled “Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries”. This approach calculates fair value by discounting the after-tax cash flows back to a present value. The baseline data for this analysis was our cash flow estimates used to price the transaction. We forecasted the cash flows for each intangible asset, then discounted the forecasts based on an appropriate discount rate. The discount rates applied were benchmarked with reference to the implied rate of return from the transaction model as well as the weighted average cost of capital for the combined company based on the capital asset pricing model.

In considering the estimated useful life of the acquired assets, we referred to paragraph 11 of SFAS No. 142, Goodwill and Other Intangible Assets, which lists the pertinent factors to be considered when estimating the useful life of an intangible asset, including the following:

•	The expected use of the acquired assets by the combined company

•	Each of Cytyc’s currently marketed products identified above is expected to continue to be marketed by the combined company.

•	Cytyc has a leading market positions in each of the product areas described above. These technologies are proven and patent protected.

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The ability and plan to leverage Cytyc’s OB/GYN and breast surgeon sales channel (i.e. customer relationships) to cross-sell our existing and new products is one of the primary strategic drivers of the merger.

•	We intend to continue to utilize the Cytyc brand and/or product brand names for Cytyc’s currently marketed products.

•	The expected useful life of another asset (or group of assets)

The expected useful lives of the customer relationships and product brands mirror that of the acquired technology related to each product. Given that Cytyc’s products are generally market-leaders, we have assumed that the relationships and brands will remain in place so long as technological leadership exists. The Cytyc brand, itself, is not linked to any singular technology, so we have assumed a significantly longer useful life for the Cytyc brand than for product brands.

•	Legal, regulatory or contractual provisions that may limit the useful life

The patents related to these products have a legal expiration of 1 to 17 years from the expected time of the acquisition. Patent applications would have a legal expiration of 11 to 20 years. There are no regulatory or contractual provisions that we are aware of that would limit the life of the acquired assets.

•	Legal, regulatory or contractual provisions that enable extension of the assets legal or contractual life without substantial cost

Without further research and development expenditure we do not currently believe that there are any legal, regulatory or contractual provisions which would enable the extension of the regulatory life of these patents beyond their legal expiration.

•	The effects of obsolescence, demand, competition and other economic factors

We recognize the competitive nature of the industry in which Cytyc operates and that the technologies, products and processes, relationships and brands acquired may become obsolete or uneconomical earlier than anticipated due to new and cheaper alternatives. For each product, we examined existing and potential competitive threats in the marketplace.

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The ThinPrep product has a 65% market share and has withstood the introduction of competing technologies for many years. Alternative technologies are being studied by competitors. However, we are not aware of any meaningful clinical data that has been presented as of this date.

•	The FullTerm Fetal Fibronectin product currently faces very limited competition in the marketplace.

•	The Novasure product has a 65% market share. While competitive products exist today, Novasure is widely recognized as a clinically superior product due to the lack of a need for pre-treatment.

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The Mammosite product has a 100% market share of the “balloon” market. Alternative balloon-based technologies are under development. However, physicians generally need 3 to 7 years of clinical trials to get comfortable with products of this nature.

•	The level of maintenance expenditures required to obtain the expected future cash flows from the asset

The acquired assets require maintenance expenditure to obtain the expected future cash flows. These anticipated maintenance research and development expenditures for enhancement and refinement of product features, for example, the continual updates to the ThinPrep Imager algorithm, have been factored into our valuation models and lifing estimates.

After consideration of all of these factors, we estimated an average useful life of 15 years for the intangible assets. In arriving at this estimate, we gave significant weight to Cytyc’s significant market share, lead time relative to known technological advances and the expected introduction of competitive products, patent portfolio surrounding each currently marketed product, and the materiality of anticipated cash flows beyond 15 years from the expected acquisition date.

Consistent with paragraph 12 of SFAS 142, we estimated amortization based on the “pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.” For the purposes or our estimates, we defined economic benefits as free cash flow. The following is our calculation of amortization expense for the year ended September 30, 2007 and the nine months ended June 30, 2007:

	Asset Value	Year Ended September 30, 2006	Nine Months ended June 30, 2007
Developed Technology	$1,829,000	81,073	64,204
Percentage of cash flows		4%	4%

Customer Relationship	$904,200	21,161	26,916
Percentage of cash flows		2%	3%

Trade Name	$52,800	1,719	1,369
Percentage of cash flows		3%	3%

In response to the Staff’s comment, we have added disclosure in new Note 3 and revised the disclosure under adjustment (D) in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements to provide further clarification of this adjustment. See pages 183 and 186 of Amendment No. 1 to Form S-4.

9. SEC Comment: Reference is made to adjustment (C) and (E) and (I). Tell us and revise your notes herein to provide further information regarding your calculation to record income taxes on a combined basis. In your discussion, please also tell us how you determined, and your basis for, the pro forma combined effective tax rate.

Company Response: We utilized the estimated statutory rate of 40%, which was the estimated statutory rate in effect during all income statement periods presented to calculate the tax effect of pro forma results. Thus, for both the annual and interim income statements presented the estimated statutory rate of 40% was applied to the pro forma amount of income (loss) before provision (benefit) for income taxes to determine the amount of tax provision (benefit) that would result at an effective tax rate of 40%. We also utilized the estimated statutory rate of 40% to determine the deferred tax liability that will be recorded for acquired tangible and intangible assets for which amortization is not deductible for tax purposes. In our determination to utilize the statutory rate for calculating the tax effect of pro forma results, we reviewed the guidance within Instruction 7 to Rule 11-02(b) of Regulation S-X which states “Tax effects - Normally should be calculated with reference to the statutory rate in effect during the periods for which the pro forma income statements are presented.” If the estimated statutory tax rate of 40% were to change by 10%, the effect on the pro forma net income (loss) for the nine months ended June 30, 2007 and the twelve months ended September 30, 2006, would be approximately $2.1 million and $1.2 million, respectively.

In response to the Staff’s comment, we have revised the disclosure under adjustments (E) and (I) in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements to provide further clarification as to the basis of these adjustments. See page 187 of Amendment No. 1 to Form S-4.

10. SEC Comment: Reference is made to adjustment (H). Tell us and revise your notes to the pro forma combined condensed statement of operations to disclose how you determined the fair value of Cytyc’s non-vested stock options and the significant assumptions you used to estimate the fair value of the options.

Company Response: Please see our response to comment 4 above for a discussion of the assumptions used in determining the fair value of Cytyc’s non-vested stock options. In response to the Staff’s comment, we have revised the disclosure under adjustment (G) and (H) in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements to provide further clarification of our determinations and assumptions. See page 187 of Amendment No. 1 to Form S-4.

11. SEC Comment: Reference is made to adjustment (A). Tell us and revise your disclosure to provide your calculations of the increase in interest expense and estimated decreased in interest income.

Company Response: We estimated the increase in interest expense based on the terms of the committed credit facility with Goldman Sachs (Credit Facility). The terms of the Credit Facility provide for an applicable interest rate based on a Eurodollar rate plus a margin based on Hologic’s corporate credit rating. As such, we utilized the current Eurodollar rate plus the anticipated margin of 1.75% (7.11%) based on certain preliminary ranges of our post merger corporate credit rating, as Article 11 of Regulation S-X specifies that the rate utilized should be the rate at the time of the transaction. This rate was applied to our estimated financing requirements to complete the Cytyc merger which include (i) the cash portion of the merger consideration (ii) repayment of amounts outstanding under Cytyc’s line of credit, (iii) the payment of merger related fees and expenses and (iv) the assumed use of $75.1 million of available cash on hand at June 30, 2007. We also included the amortization of anticipated deferred financing costs, estimated to be approximately $32 million, and an annual $1 million commitment fee to determine the total increase in interest expense. We have assumed amortization of the deferred financing costs based on the weighted average term of the Credit Facility. We did not assume the repayment of any portion of the estimated financing requirements for any of the income statement periods presented. The calculation of financing requirements and resulting increase in interest expense for the twelve and nine month pro forma periods is as follows (in thousands):

Cash Portion of Merger Consideration	$2,066,900
Amount outstanding under Cytyc’s LOC as of June 30, 2007	55,200
Merger Related Fees and Expenses(a)	71,000

Total Cash Required	2,193,100
Cash available as of June 30, 2007	(75,100)

Financing Requirement	2,118,000

Interest Rate	7.11%

Twelve Months Ended September 30, 2006

Interest Expense	150,600
Amortization of Deferred Financing Costs	11,900
Commitment Fee	1,000

Total Increase in Interest Expense	$163,500

Nine Months Ended June 30, 2007

Interest Expense	$112,900
Amortization of Deferred Financing Costs	8,900
Commitment Fee	800

Total Increase in Interest Expense	$122,600

(a)	Includes merger related fees and expenses of approximately $39,000 and financing fees related to the Credit facility of approximately $32,000.

As the committed financing is not at fixed rate, we have disclosed the effect on pro forma income of a 10% variance in interest rate in accordance with the SEC Training Manual STM Topic Three II. H. A 10% variance in the interest rate would change pro forma income before taxes by approximately $11.4 million. We estimated the decrease in interest income based on a decrease in cash available for investment as a result of estimated cash utilized for the acquisition of $75.1 million. We calculated the weighted average rate of return for the average cash balance of both Hologic and Cytyc to be approximately 3.91% based on the interest income earned by each entity during the nine months ended June 30, 2007, divided by the average interest bearing cash balance during this period. This rate was applied to the anticipated decrease in cash available for investment to estimate the decrease in interest income. The calculation of the decrease in interest income for the twelve and nine month pro forma periods is as follows (in thousands):

Weighted Average Rate of Return on cash available for investment	3.91%

Cash available assumed to be utilized for payment of cash portion of merger consideration	$(75,100)

Twelve Months Ended September 30, 2006	$(2,900)
Nine Months Ended June 30, 2007	$(2,200)

In response to the Staff’s comment, we have revised the disclosure under adjustment (A) in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements to provide further clarification as to the basis of these adjustments. See page 185 of Amendment No. 1 to Form S-4.

12. SEC Comment: Reference is made to adjustment (J). Revise to disclose within the notes to the pro forma combined statement of income how the pro forma weighted average shares, basic and diluted, was calculated on pages 81 and 82.

Company Response: The pro forma weighted average shares, basic and diluted, was calculated based on the expected number of Hologic common shares to be issued to Cytyc stockholders at the close of the merger. We have estimated that approximately 125,265,000 (including the conversion of Cytyc’s outstanding 2.25% Senior Convertible Notes ) shares of Cytyc common stock were outstanding at June 30, 2007 and using the conversion rate of 0.52 a total of 65,138,000 Hologic common shares would be issued. The 65,138,000 shares were added to the Hologic weighted average, basic and diluted, shares outstanding for all periods presented to determine the pro forma weighted average shares outstanding.

Also, we considered the potential impact on the diluted earnings per share calculation of the Cytyc stock options that will convert into options to purchase Hologic common stock. We noted that under Statement of Accounting Standards No. 128, Earnings per Share, the “assumed proceeds” used under the treasury stock method include not only the exercise price of options, but the “assumed proceeds” also include: (a) any tax benefits that will be credited on exercise to additional paid in capital (or proceeds are reduced by any deferred taxes that will be written off to additional paid-in capital), and (b) the average measured but unrecognized compensation cost during the period. Based on this, we determined that the number of shares to be “repurchased” exceeds the number of shares issuable upon exercise of the stock options. As a result, we concluded that their effect would be anti-dilutive. Accordingly, these shares were excluded from the calculation of pro forma weighted average dilutive shares outstanding for all periods presented.

In response to the Staff’s comment, we have revised the disclosure under adjustment (J) in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements to provide further clarification as to the basis of these adjustments. See page 187 of Amendment No. 1 to Form S-4.

Forms 8-K dated January 31, 2007 and May 1, 2007

13. SEC Comment: We see that you have incorporated these Form 8-K’s by reference into your Form S-4 filed on June 29, 2007. Both Regulation G and Item 10(e) of Regulation S-K, therefore, applies to your non-GAAP disclosures in this Form 8-K. See General Instruction B.2 of Form 8-K. Please tell us how your Form 8-K’s comply with such regulations. Revise or advise.

Company Response:

In further reviewing these Form 8-Ks, we did not intend to include them in the Form S-4. We have therefore removed the references to these Form 8-Ks in Amendment No. 1 to Form S-4 in the section entitled “Where You Can Find More Information”.

* * * * * *

Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (781) 999-7373, Philip J. Flink, Matthew S. Gilman or Samuel P. Williams of Brown Rudnick Berlack Israels LLP at (617) 856-8200.

Very truly yours,

HOLOGIC, INC.

By:	/s/ Glenn P. Muir
Glenn P. Muir
Vice President Finance and Administration and Chief Financial Officer

cc:

Peggy Fisher, Assistant Director

Julie Sherman

Kaitlin Tillian, Assistant Chief Accountant

Geoffrey Kruczek, Esq.

John W. Cumming, Chief Executive Officer

Robert A. Cascella, President

Philip J. Flink, Esq.

Samuel P. Williams, Esq.

Matthew S. Gilman, Esq.

Patrick J. Sullivan, President and Chief Executive Officer

A. Suzanne Meszner-Elrich, Esq.

Joseph E. Gilligan, Esq.

Joseph G. Connolly, Jr.

Amit Saluja, Esq.